UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 2, 2019	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, April 2, 2019 — On April 2, 2019, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 25th meeting of its 8th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	Matters related to the 2019 annual shareholders’ meeting (the “2019 AGM”) (additional items); and

(2)	Announcement of intending of disposal of the common shares of JMC ELECTRONICS CO., LTD. (the “JMC”)

On matter (1), the Board resolved to add items (iv) and (v) to the matters for discussion at the 2019 AGM due to the recent amendments of Taiwan’s Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies. The 2019 AGM will be convened on June 10, 2019 at Hsinchu Science Park Life Hub, Edison Hall (2F, No. 1, industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan). As a result of the added items, the subjects for convening the 2019 AGM are as follows:

(1)	Report Items:

(i)	Company’s business report for the fiscal year 2018;

(ii)	Audit Committee’s review report of the financial statements for the fiscal year 2018; and

(iii)	Report of the status of distributable compensation for employees, directors and supervisors for fiscal year 2018.

(2)	Matters for Ratification:

(i)	Adoption of the financial statements for the fiscal year 2018; and

(ii)	Adoption of the earnings distribution plan for the fiscal year 2018.

(3)	Matters for Discussion:

(i)	Amendments to Company’s Articles of Incorporation;

(ii)	Amendments to Rules Election of Directors and Independent Directors;

(iii)	Amendments to Company’s Operational Procedures for Acquisition and Disposal of Assets;

(iv)	Amendments to Company’s Operational Procedures for Lending Funds to Other Parties; and

(v)	Amendments to Company’s Operational Procedures for Endorsements and Guarantees.

(4)	Elections:

(i)	To elect nine directors (including independent directors) of the 9th Board of Directors.

(5)	Other Proposals:

(i)	Removal of restriction provided in Article 209 of the Company Act prohibiting of the 9th Board of Directors from participation in businesses competing with the Company.

(6)	Book closure starting date: April 12, 2019.

(7)	Book closure ending date: June 10, 2019.

On matter (2), the Board resolved to sell 9.1 million common shares of JMC. The resolution was made to allow ChipMOS to realize an investment gain, which the Company plans to use to further strengthen its financial structure, while increasing its balance of working capital and decreasing its debt ratio. The 9.1 million common shares of JMC are expected to be sold on the public market in the period from April 2 to September 30, 2019. Based on the NT$142 per share closing price of JMC’s stock on April 1, 2019, total proceeds are estimated to be approximately NT$1,292,200 thousand (approximately US$41.87 million), with the disposal gain estimated to be approximately NT$1,091,090 thousand (approximately US$35.36 million). After the sale, the Company will continue to own 10 million common shares of JMC, representing 10.0% of the total shares outstanding, with the carrying amount of the remaining investment expected to be approximately NT$220,327 thousand (approximately US$7.14 million). The Company cautions that all amounts cited are estimates based on the closing price of JMC’s stock price on April 1, 2019 with the actual proceeds and disposal gain to be determined by the actual sale price of the shares. The period of disposal is also an estimate to be determined by the actual sales.